Exhibit No. 99.1

         ART'S-WAY FOURTH QUARTER AND 12 MONTH RESULTS

ARMSTRONG, IOWA - Art's-Way Manufacturing Co., Inc., today (February 26,
2007) released the following results for the fiscal fourth quarter and twelve months ended November 30, 2006.

Highlights:
   "   Fiscal Year 2006 sales exceeded 2005 by 36%
   " Earnings per share for the fourth quarter increase .04 over the same period in 2005
   " Year to date earnings per share are down .03 over the same period in 2005, of that decrease .07 per share is due directly to a one time change in our bonus accrual method
   " As of February 2006 order backlogs increased to $11,792,000 compared to $7,158,000 a year ago, newly acquired Art's-Way Scientific, Inc. attributed $5,715,000 of the overall increase

                              (All figures in thousands of dollars except
                                         per share amounts)
                                            Quarter Ended
                                November 30, 2006    November 30, 2005

Net Sales. . . . . . . . . .         $ 5,384              $ 3,037
Gross Profit. . . . . . . .            1,640                1,059
Income from Operations. . .              556                  382
Interest and Other Expense.              133                   68
Income before Income Taxes .             423                  314
Income Tax Expense (Benefit)              95                   88
Net Income . . . . . . . . .             328                  226
Basic Income Per Share (a). .         $ 0.16               $ 0.12
Diluted Income Per Share (b)          $ 0.16               $ 0.11

                                           Twelve Months Ended
                                November 30, 2006    November 30, 2005

Net Sales . . . . . . . . .         $ 19,854             $ 14,619
Gross Profit . . . . . . .             5,705                4,405
Income from Operations. . .            1,773                1,690
Interest and Other Expense .             356                  215
Income before Income Taxes .           1,417                1,474
Income Tax Expense (Benefit)             483                  497
Net Income . . . . . . . . .             934                  977
Basic Income Per Share (a) .          $ 0.47               $ 0.50
Diluted Income Per Share (b)          $ 0.47               $ 0.50

(a) Basic income per share based on the weighted average number of shares outstanding 1,973,890 and 1,963,176 for the quarter and 1,970,998 and 1,951,108 for the twelve months ended November 2006 and 2005, respectively.

(b) Diluted income per share based on the weighted average number of shares outstanding 1,979,827 and 1,972,666 for the quarter; and 1,978,430 and 1,970,221 for the twelve months ended November 2006 and 2005 respectively.

Our consolidated revenue of $19,854,000 for 2006 represents a 36% increase when compared to $14,619,000 for 2005. Art's-Way Vessels had revenues of $3,797,000, compared to $358,000 in 2005, the year in which we acquired the assets. Art's-Way Scientific had revenues of $1,032,000, for the period from its acquisition in August 2006 through November 2006. Art's-Way Manufacturing had revenues totaling $15,025,000. Art's-Way Manufacturing's branded products increased by $992,000 while OEM sales increased by $228,000.

Gross profit as a percent of sales was 29% for 2006 compared to 30% for 2005. While we worked to retain and improve our profit margins with pricing, we have also experienced some disruption due to the acquisition and integration of Art's-Way Vessels and Art's-Way Scientific. Furthermore, we have made some significant changes to our manufacturing methods in our Armstrong facility that had caused inefficiencies during the transition from a batch build to a more lean continuous flow for the production of our grinder mixer line. We also had a number of products that went from the design stage into production; this seems to hurt our efficiencies for a certain amount of time. We do believe that we have instilled new disciplines and expect to regain our gross profit in 2007.

Consolidated operating expenses in 2006 increased $1,217,000 from 2005. Art's-Way Vessels represents $736,000 of that increase, Art's-Way Scientific represents $269,000 while Art's-Way Manufacturing represents $230,000 of the total. As a percent of sales, operating expenses were 20% and 19%, respectively, when comparing 2006 and 2005.

Consolidated engineering expenses for Art's-Way Manufacturing decreased by $56,000. This was due to a decrease in research and development from 2005 when we were developing an exportable beet harvester, defoliator and a new domestic defoliator.

Consolidated selling expenses for Art's-Way Manufacturing increased $141,000 from 2005 to 2006. The newly acquired Art's-Way Scientific, accounts for $71,000. Art's-Way Manufacturing selling costs increased $70,000 as this segment increased its marketing efforts to better penetrate our customers and markets.

Consolidated general and administrative expenses increased by $1,131,000. The addition of Art's-Way Scientific resulted in an increase of $198,000. Art's-Way Vessels resulted in an increase of $737,000. Art's-Way Manufacturing accounted for an increase of $215,000. In 2006 we accrued for bonuses paid out in 2007 based on the results of 2006. This was the first year that we accrued for bonuses, as in the past bonus amounts were not known until after the reporting period was closed. This change in accounting resulted in an increase in general and administrative expenses of $133,000 compared to 2005. Other cost increases for Art's-Way Manufacturing included on-going expenses to implement a new Enterprise Resource Planning system, costs related to our 50th anniversary milestone and normal inflationary increases.

Art's-Way Manufacturing experienced a 65% increase in consolidated interest and other expenses in 2006 compared to 2005. Interest expense accounted for substantially all of the increase and was due to higher average loan balances, as we borrowed an additional $1,500,000 to finance acquisitions and equipment purchases, and increased interest rates.

Income before tax in 2006 was down slightly to $1,417,000 compared to $1,474,000 in 2005. Net income of $934,000 for 2006 compared to $977,000 in 2005.

We continue to strive to reduce costs, and continue our move to a lean manufacturing environment. We also continue to invest in our future through research and development as well as new equipment and acquisitions. We believe that as of the end of fiscal 2006, our overall company has strengthened through new product offerings and the acquisition of Art's-Way Scientific. The backlog of orders booked in February 2007, totaled approximately $11,792,000 compared $7,158,000 in consolidated backlog a year ago. Overall, we are looking forward to another strong year in 2007.

Art's-Way manufactures and distributes farm machinery niche products including animal feed processing equipment, sugar beet and potato harvesting equipment, edible bean equipment, land maintenance equipment, finished mowing, crop shredding equipment and seed planting equipment. Art's-Way also produces haylage machinery for several original equipment manufacturers (OEM's). Starting in fiscal 2004, the Company is manufacturing moldboard plows under its own label under a license agreement with CNH. After market service parts are also an important part of the Company's business. Our wholly owned subsidiary Art's-Way Vessels Inc. manufactures pressurized tanks and vessels. Our wholly owned subsidiary Art's-Way Scientific Inc. manufactures modular buildings.

This news release includes "forward-looking statements" within the meaning of the federal securities laws. Statements of anticipated future results are based on current expectations and are subject to a number of risks and uncertainties, including but not limited to, quarterly fluctuations in results, customer demand for the Company's products, domestic and international economic conditions, the management of growth and other risks detailed from time to time in the Company's Securities and Exchange Commission filings. Actual results may differ markedly from management's expectations. The Company cautions readers not to place undue reliance upon any such forward-looking statements.